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                                   FORM 8-A/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     ------

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            DATA GENERAL CORPORATION
            --------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 Delaware                                        04-2436397
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(State of incorporation or organization)                   (I.R.S. Employer
                                                            Identification No.)


 4400 Computer Drive
 Westboro, Massachusetts                                             01580
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(Address of principal executive offices)                          (Zip Code)


        Securities to be registered pursuant to Section 12(b)of the Act:

       Title of each class                        Name of each exchange on which
       to be so registered                        each class is to be registered
-------------------------------                   ------------------------------
Preferred Stock Purchase Rights                       New York Stock Exchange
                                                       London Stock Exchange

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. |_|

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. |_|

        Securities to be registered pursuant to Section 12(g) of the Act:


                              None (Title of Class)

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Item 1.  Description of Registrant's Securities to be Registered

                  On October 3, 1986, the Board of Directors of Data General Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock, $.01 par value per share (the "Common Stock"), to stockholders of record at the close of business on October 20, 1986. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a Purchase Price of $100 per one one-hundredth of a share of Preferred Stock ("Purchase Price"), subject to adjustment. The Purchase Price may be paid, at the option of the holder, in cash or shares of Common Stock having a value at the time of exercise equal to the Purchase Price. The description and terms of the Rights are set forth in a Rights Agreement, renewed and restated as of October 19, 1996 (the "Rights Agreement"), between the Company and The Bank of New York (as successor to Morgan Shareholder Services Trust Company), as Rights Agent, as subsequently amended by an Amendment No. 1 to Rights Agreement dated as of August 6, 1999.

                  Initially, the Rights will be represented by the certificates evidencing the Common Stock and no separate Right Certificates will be distributed. Upon the earlier of the following dates (the "Distribution Date"), except as permitted by the Amendment No. 1 to Rights Agreement, the Rights will separate from the Common Stock: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"),
(ii) 10 days following the commencement of, or first announcement of the intent of any person or persons to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of Common Stock, or (iii) 10 days after a majority of the Continuing Directors (as defined below) of the Company shall declare any person to be an "Adverse Person," upon a determination that such person, together with its affiliates and associates, has become the beneficial owner of an amount of Common Stock which a majority of the Continuing Directors determines to be substantial (but in no event less than 15% of the shares of Common Stock then outstanding) and a determination by a majority of the Continuing Directors that
(a) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where a majority of the Continuing Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company.

                  Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after October 20, 1986 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                  The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. New York City time, on October 19, 2001 (the "Final Expiration Date"), unless earlier redeemed by the Company as described below.

                  As soon as practicable after the Distribution Date, Right Certificates will be mailed to the holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                  In the event that the Board of Directors determines that a person is an Adverse Person or, at any time following the Distribution Date, except as permitted by the Amendment No. 1 to Rights Agreement, (i) the Company is the surviving corporation in a merger or other business combination with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of more than 25% of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which a majority of the Continuing Directors determines to be fair to and otherwise in the best interests of the Company and its stockholders), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right promptly thereafter (but in the case of (ii) above, 5 days thereafter) will have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or an Adverse Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                  For example, at an exercise price of $100 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $200 worth of Common Stock (or other consideration, as noted above) for $100. Assuming that the Common Stock had a per share value of $50 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $100.

                  Unless the Rights are earlier redeemed, in the event that, at any time following the Stock Acquisition Date, except as permitted by the Amendment No. 1 to Rights Agreement, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph and is at the same price), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise of such holder's Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

                  The events set forth in the third preceding paragraph, and the events set forth in subsections (i) and (ii) of the first preceding paragraph shall collectively be termed "Triggering Events" and each a "Triggering Event."

                  The Purchase Price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

                  At any time on or prior to the close of business on the tenth day following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or stock (the "Redemption Price"). The Company may not redeem the Rights if a majority of the Continuing Directors has previously determined a person to be an Adverse Person. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights with, where required, the concurrence of a majority of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 Redemption Price.

                  The shares of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend of $2.50 per share, but will be entitled to receive, in the aggregate, a dividend of 100 times the dividend declared on the shares of Common Stock. In the event of liquidation, the holders of the shares of Preferred Stock will be entitled to receive a minimum liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have one hundred votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the shares of Preferred Stock as to dividends and liquidation, and in the event of mergers and consolidation, are protected by customary anti-dilution provisions.

                  The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person or an Adverse Person, or an affiliate or associate of an Acquiring Person or an Adverse Person, or any representative of the foregoing entities.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, other than rights resulting from such holder's ownership of shares of Common Stock, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

                  In general, other than those provisions relating to the principal economic terms of the Rights, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (with the concurrence of a majority of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

                  A copy of the Rights Agreement and the Amendment No. 1 to Rights Agreement have been filed with the Securities and Exchange Commission as Exhibits to Registration Statements on Form 8-A/A. A copy of the Rights Agreement and Amendment No. 1 to Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Amendment No. 1 to Rights Agreement, which are incorporated herein by reference.

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Item 2.  Exhibits

Exhibit 1. "Renewed and Restated Rights Agreement", dated as of October 16, 1996, by and between Data General Corporation and The Bank of New York as Rights Agent, which includes the form of Certificate of Designations setting forth the terms of the Series A Junior Participating Cumulative Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C, filed as Exhibit 1 to that Form 8-A/A filed June 27, 1996 and incorporated herein by reference.


Exhibit 2. "Amendment No. 1 to Rights Agreement" dated as of August 6, 1999 between Data General Corporation and The Bank of New York as Rights Agent.


Exhibit 3. Agreement and Plan of Merger dated as of August 6, 1999 by and among EMC Corporation, Emerald Merger Corporation and Data General Corporation, filed as Exhibit 2.1 to that Form 8-K filed August 11, 1999 and incorporated herein by reference.

Exhibit 4. Stock Option Agreement dated as of August 6, 1999 by and between EMC Corporation and Data General Corporation, filed as
                  Exhibit 2.2 to that Form 8-K filed August 11, 1999 and incorporated herein by reference.


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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                                     DATA GENERAL CORPORATION




                                                     By:      /s/ Jacob Frank
                                                             ------------------
                                                                Jacob Frank
                                                             Vice President and
                                                              General Counsel


Dated: September 13, 1999



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